POWELL MAX LIMITED

22/F., Euro Trade Centre,

13-14 Connaught Road Central, Hong Kong

March 4, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	POWELL MAX LIMITED (CIK 0002012096)

Registration Statement on Form F-3

File No. 333-293983

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), POWELL MAX LIMITED (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on March 5, 2026, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Anthony W. Basch of Kaufman & Canoles, P.C. at (804) 771.5725 and that such effectiveness also be confirmed in writing.

Very truly yours,

POWELL MAX LIMITED

By:	/s/ Geordan Pursglove
Geordan Pursglove
Chief Executive Officer